State of Delaware
Secretary of State
Division of Corporations
Delivered 11:10 AM 05/03/2018
FILED 11:10 AM 05/03/2018
SR 20183303120 - File Number 5308872

CERTIFICATE OF DESIGNATION
of
SERIES B PREFERRED STOCK
of
TYG SOLUTIONS CORP.

TYG Solutions Corp., a corporation organized and existing under the Delaware General Corporation Law of the State of Delaware (the "Corporation")

DOES HEREBY CERTIFY:

THAT, pursuant to the authority conferred upon the board of directors by the Certificate of Incorporation (as amended) of this Corporation, the board of directors has duly adopted the following resolution:

RESOLVED, that, pursuant to the authority expressly granted to and vested in the board of directors of this Corporation by the provisions of its Certificate of Incorporation, the board of directors hereby creates a series of Preferred Stock to consist of 75 of the Corporation's 15,000,000 authorized shares of Preferred Stock, $0.0001 par value per share, which this Corporation now has authority to issue, and hereby does issue such shares, and the board of directors hereby fixes the designation, powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, of the shares of such series (in addition to the designation, powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, set forth in the Certificate of Incorporation of this Corporation which are applicable to Preferred Stock of all series) as follows:

I. **Designation.** The distinctive designation of such series shall be the Series B Preferred Stock (the "Series B Preferred Stock").

II. **Number of Shares.** The number of shares, which shall constitute such series, shall be 75 shares, which number may not be increased or decreased in part without the prior written consent of a majority of both the outstanding Series B Preferred Stock and the outstanding Series A Preferred Stock.

III. **Dividend Rate and Rights.** Holders of the Series B Preferred Stock shall be entitled to receive, dividends or other distributions *pari passu* and ratably with the holders of the Series A Preferred Stock, and senior to the holders of Common Stock and

any other junior stock of the Corporation, when, as, and if declared by the Directors of the Corporation.

IV. **Conversion into Common Stock.**

A. **Right to Convert**. Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof and subject to notice requirements described herein, at any time, into one thousand (1,000) shares of the Corporation's Common Stock.

B. **Notice of Conversion**. Each Series B Preferred Stock stockholder who desires to convert into the Corporation's Common Stock must provide a ten (10) day written notice to the Corporation of its intent to convert one or more shares of Series B Preferred Stock into Common Stock. The Corporation may, in its sole discretion, waive the written notice requirement and allow the immediate exercise of the right to convert.

C. **Mechanics of Conversion**. No fractional shares of Common Stock shall be issued upon conversion of Series B Preferred Stock and the number of shares of Common Stock to be issued shall be determined by rounding to the nearest whole share (a half share being treated as a full share for this purpose). Such conversion shall be determined on the basis of the total number of shares of Series B Preferred Stock the holder is at the time converting into Common Stock and such rounding shall apply to the number of shares of Common Stock issuable upon aggregate conversion. Before any holder shall be entitled to convert, he shall surrender the certificate or certificates representing Series B Preferred Stock to be converted, duly endorsed or accompanied by proper instruments of transfer, at the office of the Corporation or of any transfer agent, and shall given written notice to the Corporation at such office that he elects to convert the same. The Corporation shall, as soon as practicable thereafter, issue a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled. The Corporation shall, as soon as practicable after delivery of such certificates, or such agreement and indemnification in the case of a lost, stolen or destroyed certificate, issue and deliver to such holder of Series B Preferred Stock a certificate or certificates for the number of shares of Common Stock to which such holder is entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series B Preferred Stock to be converted.

D. **Adjustments to Conversion Price - Merger or Reorganization.** In case of any consolidation or merger of the Corporation as a result of which holders of Common Stock become entitled to receive other stock or securities or property, or in case of any conveyance of all or substantially all of the assets of the Corporation to another corporation, the Corporation shall mail to each holder of Series B Preferred Stock at least

thirty (30) days prior to the consummation of such event a notice thereof, and each such holder shall have the option to either (i) convert such holder's shares of Series B Preferred Stock into shares of Common Stock pursuant to this Article IV and thereafter receive the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such Series B Preferred Stock would have been entitled upon such consolidation, merger or conveyance, or (ii) exercise such holder's rights pursuant to Article V hereof.

E. No Impairment. The Corporation will not, by amendment of its Certificate of Incorporation, or through any reorganization transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Article IV and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series B Preferred Stock against impairment.

F. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of the Series B Preferred Stock pursuant to this Article IV, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series B Preferred Stock a certificate setting forth such adjustment or readjustment and the calculation on which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series B Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, and (ii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Series B Preferred Stock.

G. Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarter) or other distribution, the Corporation shall mail to each holder of Series B Preferred Stock at least ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

H. Common Stock Reserved. The Corporation shall take such action as is necessary to amend the Certificate of Incorporation to authorize such number of shares of Common Stock as shall from time to time be sufficient to effect (a) conversion of the Series B Preferred Stock, and (b) issuance of Common Stock pursuant to any outstanding option, warrant, or other rights to acquire Common Stock.

V. **Liquidation Preference.**

A. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a "**Liquidation**"), the assets of the Corporation available for distribution to its stockholders shall be distributed as follows:

1. The holders of the Series B Preferred Stock along with the holders of the Series A Preferred Stock, which holders shall be treated *pari passu* with one another for all purposes related to this Article V, shall be entitled to receive, prior to the holders of the other junior series of Preferred Stock and prior and in preference to any distribution of the assets or surplus funds of the Corporation to the holders of any other shares of stock of the corporation by reason of their ownership of such stock: an amount equal to $1,000.00 per share with respect to each share of Series B Preferred Stock and Series A Preferred Stock, plus all declared but unpaid dividends with respect to such share.

2. If upon occurrence of a Liquidation the assets and funds thus distributed *pari passu* among the holders of the Series B Preferred Stock and the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Series B Preferred Stock and the Series A Preferred Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

3. After payment of the full amounts to the holders of Series B Preferred Stock and the Series A Preferred Stock as set forth above in paragraph (1), any remaining assets of the Corporation shall be distributed pro rata to the holders of the Preferred Stock and Common Stock (in the case of the Preferred Stock, on an "as converted" basis into Common Stock).

B. If any of the assets of the Corporation are to be distributed other than in cash under this Article V, then the Board of the Corporation shall promptly engage independent competent appraisers to determine the value of the assets to be distributed to the holders of Preferred Stock or Common Stock. The Corporation shall, upon receipt of such appraiser's valuation, give prompt written notice to each holder of shares of Preferred Stock or Common Stock of the appraiser's valuation.

VI. **Voting Rights.**

A. The holders of a majority of the Series B Preferred Stock shall be entitled to elect up to three (3) directors to the Corporation's Board of Directors (the "**Series B Directors**"). The election of the Series B Directors may be made at any annual

or special meeting of the shareholders or at any time without a meeting and without prior notice by written consent of a majority of the holders of the Series B Preferred Stock. The holders of two-thirds (2/3) of the Series B Preferred Stock may remove a Series B Director at any time with or without cause, either at any meeting of the shareholders or by written consent and without a meeting and without prior notice. The Bylaws of the Corporation shall explicitly authorize up to three (3) Series B Director seats and any vacancy in any such seats, whether by reason of a Series B Director having never been elected to any such authorized seat(s) or by reason of the death, resignation, disqualification or removal of a Series b Director, may only be filled by the holders of a majority of the Series B Preferred Stock. On all other matters the Series B Preferred Stock will be entitled to cast one thousand (1,000) votes per share along with the holders of all of the Corporation's voting stock entitled to vote on such matters.

VII. Covenants.

A. In addition to any other rights provided by law, the Corporation shall not, without first obtaining the affirmative vote or written consent of the holders of a majority of the outstanding shares of Series B Preferred Stock, or the unanimous vote of all of the Series B Directors if there are three (3) Series B Directors serving at the time, do any of the following:

1. take any action which would either alter, change or affect the rights, preferences, privileges or restrictions of the Series B Preferred Stock or increase the number of shares of such Series B Preferred Stock authorized hereby or designate any other series of Preferred Stock except for the Series A Preferred Stock;

2. with the exception of the Series A Preferred Stock, create any new class of shares having preferences over or being on a parity with the Series B Preferred Stock as to dividends or assets;

3. repurchase or redeem the Series B Preferred Stock or any of the Corporation's Common Stock;

4. make any payment of dividends or other distributions or any redemption or repurchase of stock or options or warrants to purchase stock of the Corporation;

5. make any sale of additional Series B Preferred Stock;

VIII. Reissuance. No share or shares of Series B Preferred Stock acquired by the Corporation by reason of conversion or otherwise shall be reissued as Series B

Preferred Stock, and all such shares thereafter shall be returned to the status of undesignated and unissued shares of Preferred Stock of the Corporation.

IX. **Notices**. Unless otherwise specified in the Corporation's Certificate of Incorporation or Bylaws, all notices or communications given hereunder shall be in writing and, if to the Corporation, shall be delivered to it as its principal executive offices, and if to any holder of Series B Preferred Stock, shall be delivered to it at its address as it appears on the stock books of the Corporation.

X. **General.**

(a) The section headings contained in this resolution are for reference purposes only and shall not affect in any way the meaning of this resolution.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be executed as of the 2nd day of May 2018, by an officer thereunto duly authorized.

TYG Solutions Corp.

By: ______________________
Robert T. Malasek, CEO